UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K   ☐ Form 20-F   ☒ Form 11-K   ☐ Form 10-Q   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended:                                         December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

PART I - REGISTRANT INFORMATION

SPAR Group, Inc. 401(k) Profit Sharing Plan
Full Name of Registrant

Former Name if Applicable

c/o SPAR Group, Inc., 333 Westchester Avenue, South Building, Suite 204
Address of Principal Executive Office (Street and Number)

White Plains, New York 10604
City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The SPAR Group, Inc. 401(k) Profit Sharing Plan (the “Plan”) no longer offers shares of common stock, par value $0.01 per share of SPAR Group, Inc. (the “401(k) Shares”) as an investment option under the Plan. Accordingly, the registrant may cause the Plan interests and remaining unsold 401(k) Shares registered under Registration Statement No. 333-189964 on Form S-8 filed with the Securities and Exchange Commission on July 15, 2013 to be deregistered. The registrant is in the process of determining whether it will be required to file Form 11-K for the fiscal period ended December 31, 2018 under the foregoing circumstances.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

James R. Segreto, Trustee	914	332-4100
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SPAR Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2019	By:	/s/ James R. Segreto James R. Segreto Trustee